Filed pursuant to Rule 424(b)(3)
File No. 333-276254

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 27, 2024)

Hashdex Bitcoin ETF

This supplement is to the prospectus (the “Prospectus”) of Tidal Commodities Trust I (the “Trust”) dated March 27, 2024, which relates to shares (the “Shares”) issued by the Hashdex Bitcoin ETF (the “Fund”), a series of the Trust. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Effective February 10, 2025, the Management Fee for the Fund will be reduced from an annual rate of 0.90% to an annual rate of 0.25% of the average daily net assets of the Fund, calculated daily and paid monthly.

Accordingly, effective February 10, 2025, all references to the Management Fee in the Prospectus will be revised to reflect a Management Fee of 0.25% of the Fund’s average daily net assets.

In addition, effective February 10, 2025, the table included in the section titled “PROSPECTUS SUMMARY – Breakeven Analysis” on page 8 of the Prospectus is replaced with the following:

Per Share

Assumed initial selling price per Share (1)	$83.45
Management Fee (0.25%) (2)	$0.21
Estimated Brokerage Commissions and Fees (3)	$0.38
Other Fund Fees and Expenses (4)	$0.00
Interest and Other Income (5.00%) (5)	$(0.16)
Amount of trading income (loss) required for the redemption value at the end of one year to equal the selling price of the Share	$0.43
Percentage of initial selling price per Share (6)	0.52%

(1)	In order to show how a hypothetical investment in Shares would break even over the next 12 months, this breakeven analysis uses an assumed initial selling price of $83.45 per Share, which is based on the Fund NAV per share as of March 11, 2024. Investors should note that, because the Fund’s NAV will change on a daily basis, the breakeven amount on any given day could be higher or lower than the amount reflected here.

(2)	From the Management Fee, the Sponsor pays all of the routine operational, administrative and other ordinary expenses of the Fund, generally as determined by the Sponsor, including but not limited to, fees and expenses of the Administrator, Sub-Administrator, Custodians, Marketing Agent, Transfer Agent, licensors, accounting and audit fees and expenses, tax preparation expenses, legal fees, ongoing SEC registration fees, individual Schedule K-1 preparation and mailing fees, and report preparation and mailing expenses. These fees and expenses are not included in the breakeven table because they are paid for by the Sponsor through the proceeds from the Management Fee.

(3)	Reflects estimated brokerage commissions and fees for Bitcoin Futures Contract purchase or sale and acquiring and selling physical bitcoin, reflected on a per trade basis. The estimated fee is based on the actual brokerage commissions and trading fees for Bitcoin Futures Contracts for the Predecessor Fund year ending December 31, 2023 and anticipated fees for the acquisition and sale of physical bitcoin in the Fund. The actual amount of brokerage commissions and trading fees to be incurred will vary based upon the trading frequency of the Fund. The Sponsor may elect to pay or waive a portion of these fees. The Fund may elect to waive fees in order to reduce the Fund’s expenses.

(4)	The Fund pays all of its non-recurring and unusual fees and expenses, if any, as determined by the Sponsor. Non-recurring and unusual fees and expenses are unexpected or unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses. Extraordinary fees and expenses also include material expenses which are not currently anticipated obligations of the Fund. Routine operational, administrative and other ordinary expenses are not deemed extraordinary expenses.

(5)	The Fund seeks to earn interest and other income in high credit quality, short-duration instruments or deposits associated with the pool’s cash management strategy that may be used to offset expenses. These investments may include, but are not limited to, short-term Treasury Securities, demand deposits, and money market funds. Considering various uncertain factors in the US and commodity markets, management has estimated a blended interest rate of 5.00%. This estimate assumes that 95% of the Fund will be invested in spot bitcoin and the remaining 5% has the potential to earn interest. It’s important to note that the actual rate may vary and not all assets within the Fund will necessarily earn interest. The actual rate may vary and not all assets of the Fund will earn interest.

(6)	This represents the estimated approximate percentage for the redemption value of a hypothetical initial investment in a single Share to equal the amount invested twelve months after the investment was made. The estimated approximate percentage of selling price is 0.52% or $0.43 per Share.

Effective February 10, 2025, all references in the Prospectus to the breakeven point and fund expenses will be revised to state that the total fees to be paid by the Fund are currently estimated to be 0.52% of daily net assets of the Fund and, therefore, the amount of trading income required for the redemption value of a Share at the end of one year to equal the selling price of the Share, assuming an initial price of $83.45, is $0.43, or 0.52% of the selling price.

In addition, effective February 3, 2025, the Support Agreement between the Sponsor, Administrator, Digital Asset Adviser, and Prior Sponsor has been amended to reflect the voluntary withdrawal of the Prior Sponsor from the Support Agreement. Accordingly, the Prior Sponsor no longer has rights to any revenue generated by the Fund and has no further financial or operational obligations related to Fund costs, expenses, or liabilities.

Accordingly, the section titled “OPERATION OF THE FUND – The Fund’s Service Providers – Support Agreement” on page 66 of the Prospectus is hereby deleted and replaced with the following:

Support Agreement

As noted above, the Sponsor, Administrator and Digital Asset Adviser have entered into an agreement, as amended (the “Support Agreement”) that sets forth the terms and conditions applicable to the launch, marketing, promotion, development, and ongoing operation of the Fund, as well the respective rights in profits and obligations for expenses. Specifically, Hashdex and the Sponsor have experience in the digital asset and exchange-traded fund industry, and seek to offer a bitcoin based fund as part of their long-term business goals. Additionally, the Parties agreed that, in furtherance of their long-term business goals, the Fund would be the successor and surviving entity from the merger (the “Merger”) into the Fund of the Predecessor Fund that was a series of the Predecessor Trust sponsored by Prior Sponsor.

The primary responsibilities and rights of each Party under the Support Agreement, with respect to the Fund, are described below:

●	The Sponsor will serve as the sponsor of the Fund as a series of the Trust, as described in this prospectus.

●	Tidal will provide fund administration and related services for the Fund.

●	Hashdex will provide to the Sponsor research and analysis regarding bitcoin and bitcoin markets for use in the operation and marketing of the Fund.

●	After a deduction of operational costs from the Management Fee, the resulting profits and losses will be shared equally among the Sponsor and Hashdex. From the Management Fee, the Sponsor will pay all of the routine operational, administrative and other ordinary expenses of the Fund, generally as determined by the sub-administrator, including but not limited to, fees and expenses of the sub-administrator, Custodians, Marketing Agent, Transfer Agent, licensors, accounting and audit fees expenses, tax preparation expenses, legal fees, ongoing SEC registration fees, individual Schedule K-1 preparation and mailing fees, and report preparation and mailing expenses. For the nine months ended September 30, 2023, such expenses equaled $222,641.

After the Merger, the Prior Sponsor has no further obligations under the Support Agreement. The Support Agreement shall continue in effect until the earliest of: (i) the Fund withdraws its registration statement from the SEC or completely liquidates, (ii) at any time there is only one Party remaining to the Support Agreement, or (iii) upon written agreement of all of the then-remaining Parties.

The date of this prospectus supplement is February 7, 2025